EXHIBIT 12.1

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION of RATIO of EARNINGS to FIXED CHARGES
(In Millions, Except Ratio Amounts)
(Unaudited)

	Three Months Ended March 31,
	2002	2001
Earnings:
Pre-tax income	$349	$344
Add:
Interest and fixed charges, excluding capitalized interest	41	45
Portion of rent under long-term operating leases representative of an interest factor	46	43
Distributed income of investees accounted for under the equity method	1	2
Amortization of capitalized interest	2	2
Less: Undistributed equity in earnings of investments accounted for under the equity method	3	7

Total earnings available for fixed charges	$436	$429

Fixed charges:
Interest and fixed charges	$46	$48
Portion of rent under long-term operating leases representative of an interest factor	46	43

Total fixed charges	$92	$91

Ratio of earnings to fixed charges	4.74x	4.71x

E-2